SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                              INFOCAST CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   456645 10 0
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                            JEFFREY S. SPINDLER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 23, 2001
- --------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

- --------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- --------------------------------                  ------------------------------
CUSIP No. 456645 10 0                  13D          Page 2 of 4 Pages
- --------------------------------                  ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  TREETOP CAPITAL, INC.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     BRITISH VIRGIN ISLANDS
- --------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    8,305,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                8,305,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     8,305,000
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     18.2%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

- --------------------------------                  ------------------------------
CUSIP No. 456645 10 0                  13D          Page 3 of 4 Pages
- --------------------------------                  ------------------------------


The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

  Item 3 is hereby amended and restated in part to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The aggregate purchase price of the 8,305,000 Shares of Common Stock owned by Treetop Capital, Inc. is $8,305,000.

     Item 5(a) is hereby amended and restated to read as follows:

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 45,574,534 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported by the Issuer's transfer agent on March 26, 2001.

                  As of the close of business on April 1, 2001 Treetop  Capital,
Inc.   beneficially  owned  8,305,000  Shares  of  Common  Stock,   constituting
approximately 18.2% of Shares outstanding.

     Item 5(b) is amended and restated to read as follows:

                  (b) Treetop Capital, Inc. has the sole power to vote and dispose of the 8,305,000 shares.

     Item 5(c) is amended to add the following:

                  (c)   Treetop   Capital,   Inc.   engaged  in  the   following
transactions in the open market within the last 60 days:

                              Shares of Common
         Date of Sale         Stock Sold              Price per Share ($)
         ------------         ----------              -------------------
         03/23/01             650,000                 $1.0675

- --------------------------------                  ------------------------------
CUSIP No. 456645 10 0                  13D          Page 4 of 4 Pages
- --------------------------------                  ------------------------------



                                   SIGNATURES

                  After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 1, 2001                      Treetop Capital, Inc.


                                              By:/s/ Elia Crespo
                                                 ------------------
                                               Name: Elia Crespo
                                               Title: President and Secretary